STATEMENT OF INVESTMENTS

Dreyfus Municipal Bond Fund

May 31, 2007 (Unaudited)

Long-Term Municipal Investments--102.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--5.7%				
Alabama Public School and College Authority	6.33	7/1/15	23,520,000 a,b	24,609,917
Alabama Public School and College Authority (Capital Improvement)	5.50	7/1/19	29,250,000	30,578,535
Courtland Industrial Development Board, EIR (International Paper Company Project)	6.25	8/1/25	8,000,000	8,645,440
Jefferson County, Limited Obligation School Warrants	5.25	1/1/19	23,000,000	24,436,810
Jefferson County, Limited Obligation School Warrants	5.25	1/1/20	20,000,000	21,214,000
Alaska--1.5%				
Alaska Energy Authority, Power Revenue (Bradley Lake Hydroelectric Project) (Insured; FSA)	6.00	7/1/17	5,730,000	6,565,434
Alaska Housing Finance Corporation (Insured; MBIA)	7.05	12/1/19	13,880,000 a,b	14,157,600
Anchorage, Electric Utility Revenue (Insured; MBIA)	6.50	12/1/15	6,135,000	7,224,699
Arizona--1.9%				
Apache County Industrial Development Authority, PCR (Tucson Electric Power Company Project)	5.85	3/1/28	7,750,000	7,754,727
Apache County Industrial Development Authority, PCR (Tucson Electric Power Company Project)	5.88	3/1/33	28,570,000	28,587,999
California--9.2%				
California, GO	5.00	3/1/26	10,845,000	11,308,624
California, GO (Various Purpose)	5.50	4/1/14	4,205,000 c	4,616,838
California, GO (Various Purpose)	5.50	4/1/14	9,545,000 c	10,479,837
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Kern County Tobacco Funding Corporation)	6.25	6/1/37	6,100,000	6,551,217

California Department of Water Resources, Power Supply Revenue	5.13	5/1/12	20,500,000 [c]	21,901,175
California Department of Water Resources, Water Revenue (Central Valley Project)	5.50	12/1/11	1,280,000 [c]	1,371,686
California Department of Water Resources, Water Revenue (Central Valley Project)	5.50	12/1/16	6,390,000	6,843,626
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	8,400,000	8,782,536
California Public Works Board, LR (Department of Mental Health) (Coalinga State Hospital)	5.13	6/1/29	7,000,000	7,292,250
California Public Works Board, LR (Various University of California Projects)	5.50	6/1/14	9,750,000	10,453,267
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/26	20,000,000	7,940,200
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/42	50,000,000	8,650,000
Chula Vista, IDR (San Diego Gas and Electric)	5.50	12/1/21	10,000,000	10,880,200
Coast Community College District, GO (Insured; FSA)	0.00	8/1/29	15,000,000	11,580,150
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.50	6/1/13	28,495,000 [c]	30,968,651
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC)	5.50	6/1/13	11,500,000 [c]	12,498,315
San Mateo County Community College District, GO (Insured; MBIA)	0.00	9/1/25	10,000,000	4,341,900
Colorado--1.0%				
University of Colorado Hospital Authority, Revenue	5.00	11/15/37	7,500,000	7,555,800
University of Colorado Regents, University Enterprise Revenue (Insured; MBIA)	5.00	6/1/23	11,000,000	11,707,960
Connecticut--.5%				
Mashantucket Western Pequot Tribe, Special Revenue	6.40	9/1/07	9,170,000 [a,c]	9,320,938
Delaware--.1%				
Delaware Housing Authority, Senior SFMR	6.45	1/1/26	1,295,000	1,320,252

District of Columbia--1.7%

District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	12,855,000	15,348,999
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	184,975,000	17,916,678

Florida--4.3%

Florida Department of Environmental Protection, Revenue (Insured; FGIC)	5.75	7/1/13	10,270,000	10,927,794
Florida Housing Finance Corporation, Homeowner Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.10	7/1/31	9,705,000	9,815,540
Florida State Board of Education, Public Education Capital Outlay	5.50	6/1/16	12,000,000	12,839,760
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	7,000,000	7,258,580
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/24	10,110,000	10,589,821
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	12/1/12	2,090,000 c	2,298,331
Orlando Utilities Commission, Water and Electric Revenue	6.75	10/1/17	15,875,000	18,654,395
Tampa, Utility Tax and Special Revenue (Insured; AMBAC)	5.75	10/1/13	9,100,000	10,028,109

Georgia--4.5%

Atlanta Development Authority, Student Housing Revenue (ADA/CAU Partners, Inc. Project at Clark Atlanta University) (Insured; ACA)	6.25	7/1/14	4,605,000	4,889,865
Chatham County Hospital Authority, Improvement Revenue (Memorial Health University)	5.75	1/1/29	4,000,000	4,262,080
Fulton County Facilities Corporation, COP (Fulton County Public Purpose Project) (Insured; AMBAC)	5.50	11/1/18	11,630,000	12,304,191
Georgia	5.80	11/1/09	19,580,000 c	20,868,168
Georgia	5.80	11/1/09	20,000,000 c	21,315,800
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue				

(Insured; FGIC)	5.25	7/1/32	10,000,000	11,357,300
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.63	9/1/30	5,100,000	5,468,526
Private Colleges and Universities Authority, Revenue (Mercer University Project)	5.75	10/1/11	6,000,000 c	6,531,000
Hawaii--.8%				
Hawaii (Insured; FSA)	5.80	9/1/09	14,000,000 c	14,740,040
Idaho--.7%				
Idaho Housing Agency, MFHR	6.70	7/1/24	8,300,000	8,308,881
Power County Industrial Development Corporation, SWDR (FMC Corporation Project)	6.45	8/1/32	4,750,000	5,024,075
Illinois--4.1%				
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC)	5.25	1/1/23	21,370,000	22,884,706
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FSA)	5.75	1/1/24	9,215,000	10,039,835
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	6,970,000	7,039,700
Illinois Finance Authority, Revenue (Northwestern Memorial Hospital)	5.50	8/15/43	22,310,000	24,052,634
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	10,000,000 c	10,717,600
Illinois Housing Development Authority (Multi-Family Program)	6.75	9/1/21	3,805,000	3,809,946
Indiana--1.0%				
Indiana Health and Educational Facility Financing Authority, HR (Clarian Health Obligated Group)	5.00	2/15/33	8,000,000	8,092,320
Indiana Transportation Finance Authority, Highway Revenue (Insured; FGIC)	5.75	12/1/21	10,000,000	11,652,700
Kansas--1.1%				
Wichita, Hospital Facilities Improvement Revenue (Christi Health System)	5.50	11/15/26	7,000,000	7,360,150

Wyandotte County Kansas City Unified Government, Utility System Revenue (Insured; AMBAC)	5.60	9/1/23	12,010,000	13,610,212
Kentucky--.5%				
Mount Sterling, LR (Kentucky League of Cities Funding Trust Program)	6.10	3/1/18	7,955,000	9,152,148
Maryland--1.0%				
Maryland Community Development Administration, Department of Housing and Community Development	7.29	7/1/39	10,000,000 [a,b]	10,194,050
Maryland Economic Development Corporation, Student Housing Revenue (Frostburg State University Project)	6.25	10/1/33	8,580,000	8,829,421
Massachusetts--5.5%				
Massachusetts	7.40	2/1/10	20,000,000 [a,b,c]	21,251,500
Massachusetts (Insured; FSA)	5.25	9/1/24	15,000,000	16,849,200
Massachusetts, Special Obligation Dedicated Tax Revenue (Insured; FGIC)	5.25	1/1/14	5,000,000 [c]	5,359,950
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/22	10,200,000	10,921,548
Massachusetts Housing Finance Agency, SFHR	7.13	6/1/25	1,085,000	1,086,107
Massachusetts Municipal Wholesale Electric Company, Power Supply System Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/13	10,000,000	10,645,000
Massachusetts Water Resources Authority, General Revenue (Insured; FSA)	5.25	8/1/24	24,140,000	27,074,941
Massachusetts Water Resources Authority, General Revenue (Insured; FSA)	5.25	8/1/28	10,000,000	11,318,400
Michigan--1.2%				
Detroit, Sewage Disposal System Revenue (Insured; FSA)	4.92	7/1/10	10,000,000 [a,b]	9,995,000
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	7,500,000	8,308,500
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,305,000	4,304,871
Minnesota--1.1%				
Minneapolis and Saint Paul Metropolitan Airports				

Commission, Airport Revenue (Insured; FGIC)	5.75	1/1/10	5,000,000 c	5,279,800
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	11,000,000	12,032,240
Shakopee Health Care Facilities, Revenue (Saint Francis Regional Medical Center)	5.25	9/1/34	3,000,000	3,069,630
Mississippi--.4%				
Mississippi Home Corporation, SFMR (Collateralized: FNMA and GNMA)	6.25	12/1/32	6,870,000	7,257,399
Missouri--.9%				
Missouri Higher Education Loan Authority, Student Loan Revenue	6.75	2/15/09	11,500,000	11,527,370
Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	5,000,000 c	5,325,400
Nebraska--2.1%				
Omaha Public Power District, Electric Revenue	5.50	2/1/14	37,300,000	40,170,608
Nevada--.9%				
Clark County, IDR (Nevada Power Company Project)	5.60	10/1/30	3,000,000	3,019,050
Clark County, IDR (Nevada Power Company Project)	5.90	11/1/32	15,000,000	15,006,300
New Hampshire--1.1%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	15,500,000	16,072,415
New Hampshire Housing Finance Authority, Multi-Family Housing	7.55	7/1/13	1,210,000	1,308,397
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue	5.00	7/1/31	3,120,000	3,123,089
New Hampshire Housing Finance Authority, Single Family Residential Mortgage	6.85	1/1/25	1,190,000	1,202,043
New Jersey--10.4%				
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	9,505,000	9,867,045
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	12,120,000	12,685,762

New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	9,865,000	10,404,418
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Company Project) (Insured; MBIA)	6.40	5/1/32	32,040,000	32,309,136
New Jersey Transit Corporation, Master Lease Agreement, COP, Federal Transit Administration Grants (Insured; AMBAC)	5.75	9/15/10	15,000,000 c	15,869,250
New Jersey Transportation Trust Fund Authority (Insured; FSA)	7.39	6/15/12	24,660,000 a,b	27,072,981
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/18	7,750,000	8,805,938
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/20	12,645,000	14,507,988
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.86	1/1/17	30,000,000 a,b	31,402,800
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	3,000,000 c	3,452,610
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	12,065,000 c	14,038,231
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	20,000,000	19,546,000
New Mexico--.5%				
New Mexico Finance Authority, State Transportation Revenue (Senior Lien) (Insured; MBIA)	5.25	6/15/20	8,000,000	8,567,520
New Mexico Mortgage Financing Authority	6.80	1/1/26	1,220,000	1,251,757
New York--14.8%				
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.50	12/1/12	10,000,000	10,823,700
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.50	12/1/13	25,860,000	28,269,893
Metropolitan Transportation Authority, State Service Contract Revenue	5.75	1/1/18	17,025,000	19,315,033
Nassau County Industrial Development Agency, IDR				

(Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	10,000,000	10,332,200
New York City	5.75	3/1/13	5,505,000 [c]	6,035,076
New York City	5.75	3/1/18	7,800,000	8,440,302
New York City	5.00	8/1/19	5,000,000	5,261,500
New York City	5.25	8/15/24	18,500,000	19,654,400
New York City	5.00	8/1/28	18,125,000	18,930,113
New York City (Insured; MBIA)	5.50	5/15/09	11,180,000 [c]	11,660,181
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project)	6.50	3/1/35	10,000,000	10,583,400
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	10,360,000	11,989,628
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	14,000,000	17,131,940
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	5,100,000 [c]	5,402,532
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	11,910,000 [c]	12,616,501
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.36	5/1/10	29,100,000 [a,b,c]	30,734,111
New York State Dormitory Authority, Consolidated Second General Resolution Revenue (City University System)	7.50	7/1/10	3,560,000	3,752,169
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	9,500,000	11,304,240
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	20,350,000	21,843,690
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/09	20,000,000 [c]	20,549,600
North Carolina--1.3%				
Charlotte	5.25	2/1/15	9,380,000	9,656,804
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.00	1/1/20	14,000,000	14,815,220

North Carolina Housing Finance Agency, Single Family Revenue	6.50	9/1/26	1,355,000	1,382,073
Ohio--.5%				
Ohio Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	2/15/20	8,000,000	9,070,320
Oklahoma--.4%				
Claremore Industrial and Redevelopment Authority, EDR (Yuba Project)	8.38	7/1/11	7,500,000	7,505,550
Pennsylvania--2.0%				
Allegheny County Hospital Development Authority, Health System Revenue (West Penn Allegheny Health System)	5.38	11/15/40	15,000,000 d	15,291,750
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project))	7.56	6/1/31	12,000,000 a,b	12,480,420
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	10,000,000	11,056,700
South Carolina--1.2%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	4,000,000 c	4,416,880
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/23	15,000,000	15,698,550
South Carolina Housing Finance and Development Authority, Mortgage Revenue	6.70	7/1/27	1,480,000	1,481,554
South Carolina Housing Finance and Development Authority, Mortgage Revenue (Collateralized; FHA)	6.75	7/1/26	865,000	865,986
Tennessee--4.5%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/36	10,525,000	11,113,348
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.25	9/1/23	20,000,000	21,774,800
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.00	2/1/27	50,000,000	53,001,000

Texas--7.2%

Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	5.25	12/1/29	7,000,000	6,711,180
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	5.75	12/1/29	15,000,000	15,108,450
Brazos River Authority, PCR (TXU Energy Company LLC Project)	6.75	10/1/38	5,790,000	6,275,781
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines Inc.)	5.50	11/1/30	5,000,000 d	4,890,250
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.)	7.25	11/1/30	8,250,000	8,264,437
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (Learjet Inc. Project)	6.15	1/1/16	5,865,000	5,903,885
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/14	15,070,000	16,040,809
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/15	10,000,000	10,662,100
Harris County Hospital District, Mortgage Revenue (Insured; AMBAC)	7.40	2/15/10	2,550,000	2,690,275
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Airport Improvement Projects)	5.70	7/15/29	2,000,000	2,030,240
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc.				

Terminal E Project)	6.75	7/1/21	10,000,000	10,737,600
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	5,800,000	6,269,626
Houston, Utilities System Revenue, First Lien (Insured; FSA)	5.25	5/15/21	18,075,000	19,310,246
Tarrant County Health Facilities Development Corporation, Health Resources System Revenue (Insured; MBIA)	5.75	2/15/14	9,470,000	10,462,077
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	12,000,000	12,936,360
Virginia--.6%				
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	5.50	6/1/15	10,000,000 c	10,869,200
Washington--2.4%				
Bellevue (Insured; MBIA)	5.50	12/1/39	12,000,000	13,075,320
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/13	11,585,000	12,233,412
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/16	15,400,000	16,272,872
Tumwater Office Properties, LR (Washington State Office Building)	5.00	7/1/28	5,110,000	5,280,521
Wisconsin--2.3%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	25,000,000	28,265,750
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	5.63	2/15/29	9,725,000	10,015,583
Wisconsin Health and Educational Facilities Authority, Revenue (FH Healthcare Development Inc. Project)	6.25	11/15/09	5,000,000 c	5,328,250
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	1,000,000	1,041,530
U.S. Related--1.8%				
Puerto Rico Highways and				

Transportation Authority, Transportation Revenue	6.00	7/1/10	20,050,000 c	21,514,853
Puerto Rico Infrastructure Financing Authority, Special Obligation	5.50	10/1/32	7,000,000	7,449,890
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/36	23,150,000	6,104,887
Total Long-Term Municipal Investments (cost $1,894,482,167)				**1,969,600,680**

Short-Term Municipal Investments--1.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.2%				
Columbia Industrial Development Board, PCR, Refunding (Alabama Power Company Project)	3.83	6/1/07	4,000,000 e	4,000,000
Colorado--.1%				
Pitkin County, IDR, Refunding (Aspen Skiing Company Project) (LOC; JPMorgan Chase Bank)	3.85	6/1/07	1,500,000 e	1,500,000
Connecticut--.1%				
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (Insured; Radian and Liquidity Facility; JPMorgan Chase Bank)	3.88	6/1/07	1,600,000 e	1,600,000
Florida--.2%				
Broward County Health Facilities Authority, Revenue, Refunding (John Knox Village of Florida, Inc. Project) (Insured; Radian Bank and Liquidity Facility; SunTrust Bank)	3.92	6/1/07	2,895,000 e	2,895,000
Idaho--.2%				
Idaho Health Facilities Authority, Revenue (Saint Luke's Regional Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of Montreal)	3.84	6/1/07	4,800,000 e	4,800,000
Minnesota--.1%				
Saint Paul Port Authority, Revenue (Amherst H. Wilder Foundation Project) (LOC; The Bank of New York)	3.84	6/1/07	2,345,000 e	2,345,000
Montana--.2%				
Montana Facility Finance Authority, Revenue (Sisters of Charity of Leavenworth Health System) (Liquidity Facility; JPMorgan Chase Bank)	3.85	6/1/07	3,940,000 e	3,940,000
Rhode Island--.1%				

Providence Housing Authority, MFHR (Cathedral Square Apartments I Project) (LOC; Bank of America)	3.90	6/1/07	1,075,000 e	1,075,000
Providence Housing Authority, MFHR (Cathedral Square Apartments I Project) (LOC; Bank of America)	3.90	6/1/07	1,000,000 e	1,000,000
Total Short-Term Municipal Investments (cost $23,155,000)				**23,155,000**
Total Investments (cost $1,917,637,167)			**103.9%**	**1,992,755,680**
Liabilities, Less Cash and Receivables			**(3.9%)**	**(75,631,597)**
Net Assets			**100.0%**	**1,917,124,083**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $191,219,317 or 10.0% of net assets.

b   Collateral for floating rate borrowings.

c   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d   Purchased on a delayed delivery basis.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue

LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier High Income Fund

May 31, 2007 (Unaudited)

Bonds and Notes--94.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--2.1%				
Alion Science and Technology,				
Sr. Unscd. Notes	10.25	2/1/15	2,000,000 a	2,110,000
Bombardier,				
Sr. Uscd. Notes	8.00	11/15/14	1,500,000 a	1,605,000
Hawker Beechcraft Acquisition,				
Sr. Sub. Notes	9.75	4/1/17	1,000,000 a	1,072,500
K & F Acquisition,				
Gtd. Notes	7.75	11/15/14	1,500,000	1,605,000
				6,392,500
Auto Related--3.9%				
American Axle and Manufacturing,				
Gtd. Notes	7.88	3/1/17	1,000,000	1,010,000
Ford Motor Credit,				
Sr. Notes	7.25	10/25/11	1,000,000	984,811
Ford Motor Credit,				
Sr. Unscd. Notes	8.00	12/15/16	1,000,000	994,242
Ford Motor Credit,				
Notes	9.81	4/15/12	1,050,000 b	1,135,136
General Motors,				
Sr. Notes	7.13	7/15/13	2,250,000	2,115,000
General Motors,				
Unscd. Debs.	7.70	4/15/16	250,000	235,000
General Motors,				
Debs.	8.25	7/15/23	1,750,000	1,642,812
KAR Holdings,				
Sr. Sub. Notes	10.00	5/1/15	2,000,000 a	2,060,000
Lear,				
Gtd. Notes, Ser. B	8.75	12/1/16	1,000,000	965,000
United Components,				
Sr. Sub. Notes	9.38	6/15/13	1,000,000	1,042,500
				12,184,501
Broadcasting & Media--1.5%				
Allbritton Communications,				
Sr. Sub. Notes	7.75	12/15/12	1,000,000	1,036,250
LIN Television,				
Sr. Sub. Debs.	2.50	5/15/33	1,500,000	1,464,375
Nexstar Finance,				
Gtd. Notes	7.00	1/15/14	1,000,000	1,022,500
Salem Communications Holding,				
Gtd. Notes	7.75	12/15/10	1,000,000	1,027,500
				4,550,625
Building Materials--.5%				
Goodman Global Holdings,				
Gtd. Notes	7.88	12/15/12	500,000	511,250

Interface,				
Gtd. Notes	9.50	2/1/14	1,000,000	1,095,000
				1,606,250
Cable & Media--4.0%				
Cablevision Systems,				
Sr. Unscd. Notes, Ser. B	8.00	4/15/12	1,250,000 b	1,275,000
Echostar DBS,				
Gtd. Notes	6.63	10/1/14	2,000,000	2,005,000
Insight Communications,				
Sr. Discount Notes	12.25	2/15/11	2,000,000 c	2,097,500
Mediacom Broadband,				
Sr. Notes	8.50	10/15/15	2,000,000	2,085,000
Mediacom/Mediacom Capital,				
Sr. Unscd. Notes	9.50	1/15/13	1,500,000	1,552,500
NTL Cable,				
Gtd. Notes	9.13	8/15/16	3,000,000	3,277,500
				12,292,500
Chemicals--3.8%				
Hexion U.S. Finance/Nova Scotia				
Finance, Sr. Notes	9.75	11/15/14	2,750,000 a	2,976,875
Hexion U.S. Finance/Nova Scotia				
Finance, Scd. Notes	9.86	11/15/14	500,000 a,b	525,000
Ineos Group Holdings,				
Sr. Sub. Notes	8.50	2/15/16	1,500,000 a	1,516,875
Lyondell Chemical,				
Gtd. Notes	8.25	9/15/16	1,000,000	1,087,500
MacDermid,				
Sr. Sub. Notes	9.50	4/15/17	1,000,000 a	1,060,000
Momentive Performance,				
Gtd. Notes	9.75	12/1/14	750,000 a	787,500
Nalco,				
Sr. Sub. Notes	8.88	11/15/13	2,000,000	2,155,000
PolyOne,				
Sr. Notes	8.88	5/1/12	1,500,000	1,552,500
				11,661,250
Consumer Products--4.7%				
American Achievement,				
Gtd. Notes	8.25	4/1/12	1,500,000	1,545,000
Amscan Holdings,				
Sr. Sub. Notes	8.75	5/1/14	575,000	583,625
Central Garden and Pet,				
Gtd. Notes	9.13	2/1/13	650,000	684,125
Constellation Brands Incorporated,				
Sr. Notes	7.25	5/15/17	1,000,000 a	1,011,250
Da-Lite Screen,				
Sr. Notes	9.50	5/15/11	1,500,000	1,597,500
Jarden,				
Gtd. Notes	7.50	5/1/17	1,000,000	1,025,000
Josten's,				
Gtd. Notes	7.63	10/1/12	1,000,000	1,027,500
Leslie's Poolmart,				
Sr. Notes	7.75	2/1/13	2,000,000	2,040,000

Sabre Holdings,				
Unsub. Notes	8.35	3/15/16	2,000,000 b	1,895,000
Simmons Bedding,				
Gtd. Notes	7.88	1/15/14	2,000,000	2,050,000
Visant Holding,				
Sr. Notes	8.75	12/1/13	1,000,000	1,050,000
				14,509,000
Environmental & Facilities Services--2.1%				
Allied Waste North America,				
Gtd. Notes, Ser. B	7.13	5/15/16	1,000,000	1,033,750
Casella Waste Systems,				
Sr. Sub. Notes	9.75	2/1/13	2,000,000	2,130,000
Waste Connections,				
Sr. Notes	3.75	4/1/26	1,750,000	1,933,750
Waste Services,				
Sr. Sub. Notes	9.50	4/15/14	1,250,000	1,326,562
				6,424,062
Food & Beverages--1.7%				
B & G Foods,				
Gtd. Notes	8.00	10/1/11	1,000,000	1,022,500
Michael Foods,				
Gtd. Notes	8.00	11/15/13	1,750,000	1,802,500
Pinnacle Foods,				
Sr. Notes	9.25	4/1/15	1,000,000 a	1,020,000
Pinnacle Foods,				
Sr. Sub. Notes	10.63	4/1/17	1,500,000 a	1,533,750
				5,378,750
Food & Drugs--1.7%				
Rite Aid,				
Scd. Notes	7.50	3/1/17	1,000,000	1,002,500
Rite Aid,				
Sr. Unscd. Notes	8.63	3/1/15	2,500,000	2,437,500
Stater Brothers Holdings,				
Sr. Notes	7.75	4/15/15	1,000,000 a	1,045,000
Stater Brothers Holdings,				
Sr. Notes	8.13	6/15/12	750,000	783,750
				5,268,750
Gaming--8.3%				
American Casino & Entertainment				
Properties, Scd. Notes	7.85	2/1/12	1,750,000	1,833,125
Boyd Gaming,				
Sr. Sub. Notes	6.75	4/15/14	1,000,000	1,013,750
Boyd Gaming,				
Sr. Sub. Notes	7.75	12/15/12	1,000,000	1,046,250
CCM Merger,				
Notes	8.00	8/1/13	3,000,000 a	3,082,500
Fontainebleau Las Vegas,				
Mortgage Notes	10.25	6/15/15	1,350,000 a	1,397,250
Herbst Gaming,				
Gtd. Notes	7.00	11/15/14	1,750,000	1,658,125
Herbst Gaming,				
Sr. Sub. Notes	8.13	6/1/12	500,000	511,250

Isle of Capri Casinos,				
Gtd. Notes	7.00	3/1/14	1,000,000	995,000
Isle of Capri Casinos,				
Gtd. Notes	9.00	3/15/12	1,000,000	1,050,000
MGM Mirage,				
Gtd. Notes	7.50	6/1/16	1,750,000	1,732,500
MGM Mirage,				
Gtd. Notes	7.63	1/15/17	1,000,000	992,500
MTR Gaming Group,				
Gtd. Notes, Ser. B	9.75	4/1/10	1,000,000	1,051,250
Penn National Gaming,				
Sr. Sub. Notes	6.75	3/1/15	500,000	510,000
Pinnacle Entertainment,				
Sr. Sub. Notes	8.25	3/15/12	2,350,000	2,458,688
Seminole Hard Rock Entertainment,				
Scd. Notes	7.86	3/15/14	750,000 a,b	772,500
Seneca Gaming,				
Sr. Unscd. Notes, Ser. B	7.25	5/1/12	500,000	512,500
Shuffle Master,				
Sr. Notes	1.25	4/15/24	1,000,000	960,000
Station Casinos,				
Sr. Sub. Notes	6.63	3/15/18	1,250,000	1,131,250
Station Casinos,				
Sr. Sub. Notes	6.88	3/1/16	600,000	556,500
Station Casinos,				
Sr. Unscd. Notes	7.75	8/15/16	1,300,000	1,348,750
Wimar OpCo,				
Sr. Sub. Notes	9.63	12/15/14	1,500,000 a	1,522,500
				26,136,188
Health Care--8.2%				
Advanced Medical Optics,				
Notes	3.25	8/1/26	1,000,000	910,000
Advanced Medical Optics,				
Sr. Sub. Notes	7.50	5/1/17	650,000 a	644,313
Carriage Services,				
Gtd. Notes	7.88	1/15/15	1,000,000	1,033,750
CDRV Investors,				
Sr. Unscd. Notes	9.63	1/1/15	1,000,000 c	913,750
HCA,				
Sr. Unscd. Notes	6.50	2/15/16	1,250,000	1,106,250
HCA,				
Scd. Notes	9.25	11/15/16	2,500,000 a	2,746,875
HCA,				
Scd. Notes	9.63	11/15/16	1,000,000 a	1,105,000
Health Management,				
Sr. Sub. Notes	4.38	8/1/23	500,000 b	533,125
IASIS Healthcare/Capital,				
Gtd. Notes	8.75	6/15/14	1,500,000	1,582,500
LifePoint Hospitals,				
Sub. Notes	3.25	8/15/25	750,000 a	710,625
Omnicare,				
Debs., Ser. OCR	3.25	12/15/35	1,500,000	1,284,375

Par Pharmaceutical Cos., Sr. Sub. Notes	2.88	9/30/10	750,000	707,812
Psychiatric Solutions, Sr. Sub. Notes	7.75	7/15/15	250,000 a	256,875
Psychiatric Solutions, Gtd. Notes	7.75	7/15/15	1,500,000	1,550,625
Service Corp. International, Sr. Unscd. Notes	7.63	10/1/18	1,000,000	1,065,000
Stewart Enterprises, Sr. Notes	6.25	2/15/13	600,000 b	594,000
Teva Pharmaceuticals Finance, Gtd. Debs., Ser. D	1.75	2/1/26	300,000	294,375
Triad Hospitals, Sr. Sub. Notes	7.00	11/15/13	1,000,000	1,052,500
United Surgical Partners, Sr. Sub. Notes	8.88	5/1/17	1,500,000 a	1,558,125
Universal Hospital Services, Scd. Notes	8.76	6/1/15	750,000 a,b	765,000
Vanguard Health Holding II, Sr. Sub. Notes	9.00	10/1/14	1,500,000	1,578,750
Vanguard Health Holdings, Sr. Discount Notes	11.25	10/1/15	900,000 c	767,250
Warner Chilcott, Gtd. Notes	8.75	2/1/15	1,500,000 b	1,599,375
Wyeth, Sr. Notes	4.88	1/15/24	1,000,000 b	1,136,800
				25,497,050
Manufacturing--2.6%				
Baldor Electric, Gtd. Notes	8.63	2/15/17	1,500,000	1,620,000
Chart Industries, Sr. Sub. Notes	9.13	10/15/15	1,750,000 b	1,850,625
Hanesbrands, Sr. Notes	8.74	12/15/14	1,000,000 a,b	1,042,500
RBS Global & Rexnord, Gtd. Notes	9.50	8/1/14	1,000,000	1,080,000
Trimas, Gtd. Notes	9.88	6/15/12	2,250,000	2,365,312
				7,958,437
Media/Diversified & Services--4.0%				
CMP Susquehanna, Sr. Sub. Notes	9.88	5/15/14	1,550,000 a	1,588,750
Hughes Network Systems/HNS Finance, Gtd. Notes	9.50	4/15/14	2,500,000	2,656,250
Intelsat Bermuda, Gtd. Notes	9.25	6/15/16	1,000,000	1,112,500
Intelsat Bermuda, Sr. Unscd. Notes	11.25	6/15/16	2,100,000	2,409,750
Lamar Media, Sr. Unscd. Notes	6.63	8/15/15	1,000,000	1,000,000
LBI Media, Gtd. Notes	10.13	7/15/12	1,000,000	1,057,500

Quebecor Media,				
Sr. Notes	7.75	3/15/16	2,000,000	2,110,000
WMG Holdings,				
Gtd. Notes	9.50	12/15/14	750,000 b	588,750
				12,523,500
Mining & Metals--2.4%				
Aleris International,				
Sr. Notes	9.00	12/15/14	1,000,000 a	1,075,000
Aleris International,				
Sr. Sub. Notes	10.00	12/15/16	1,500,000 a	1,584,375
Alpha Natural Resources/Capital,				
Gtd. Notes	10.00	6/1/12	2,500,000 b	2,696,875
Arch Western Finance,				
Gtd. Notes	6.75	7/1/13	1,000,000 b	1,001,250
Freeport-McMoran C&G,				
Sr. Unscd. Notes	8.38	4/1/17	1,000,000	1,095,000
				7,452,500
Non Food & Drug--6.0%				
Autonation,				
Gtd. Notes	7.36	4/15/13	1,700,000 b	1,725,500
Blockbuster,				
Sr. Sub. Notes	9.00	9/1/12	2,250,000 b	2,241,562
Buhrmann US,				
Gtd. Notes	8.25	7/1/14	2,000,000	2,040,000
Pantry,				
Gtd. Notes	7.75	2/15/14	1,000,000	1,010,000
Petro Stopping Centers/Financial,				
Gtd. Notes	9.00	2/15/12	1,000,000	1,066,250
Petroplus Finance,				
Gtd. Notes	7.00	5/1/17	2,000,000 a	2,025,000
Sally Holdings,				
Sr. Notes	9.25	11/15/14	1,000,000 a	1,042,500
Sally Holdings,				
Sr. Sub. Notes	10.50	11/15/16	1,750,000 a	1,822,188
Susser Holdings,				
Gtd. Notes	10.63	12/15/13	1,412,000	1,560,260
United Auto Group,				
Sr. Sub. Bonds	7.75	12/15/16	1,500,000 a	1,522,500
Yankee Acquisition,				
Sr. Notes	8.50	2/15/15	1,000,000 a	1,027,500
Yankee Acquisition,				
Sr. Sub. Notes	9.75	2/15/17	1,500,000 a	1,541,250
				18,624,510
Oil & Gas--6.5%				
Berry Petroleum,				
Sr. Sub. Notes	8.25	11/1/16	1,050,000	1,078,875
Complete Production Services,				
Sr. Notes	8.00	12/15/16	1,000,000 a	1,045,000
Compton Petroleum Finance,				
Gtd. Notes	7.63	12/1/13	2,000,000	2,030,000
Denbury Resources,				
Gtd. Notes	7.50	4/1/13	1,250,000	1,287,500

Denbury Resources,				
Sr. Sub. Notes	7.50	12/15/15	1,000,000	1,035,000
Encore Acquisition,				
Gtd. Notes	6.00	7/15/15	1,500,000	1,372,500
Encore Acquisition,				
Gtd. Notes	6.25	4/15/14	750,000	702,188
Energy Partners,				
Sr. Notes	9.75	4/15/14	1,500,000 a	1,528,125
Exco Resources,				
Scd. Notes	7.25	1/15/11	3,000,000	3,045,000
Harvest Operations,				
Sr. Unscd. Notes	7.88	10/15/11	1,500,000	1,485,000
Mariner Energy,				
Sr. Notes	8.00	5/15/17	1,500,000	1,537,500
PetroHawk Energy,				
Gtd. Notes	9.13	7/15/13	2,065,000	2,230,200
Verasun Energy,				
Sr. Notes	9.38	6/1/17	1,750,000 a	1,752,188
				20,129,076
Packaging & Containers--1.1%				
BWAY,				
Gtd. Notes	10.00	10/15/10	1,000,000 b	1,050,000
Stone Container,				
Sr. Notes	8.00	3/15/17	2,000,000 a	2,025,000
Stone Container,				
Sr. Notes	8.38	7/1/12	250,000	256,250
				3,331,250
Paper & Forest Products--2.4%				
Abitibi-Consolidated Finance,				
Gtd. Notes	7.88	8/1/09	500,000	486,250
Abitibi-Consolidated,				
Gtd. Notes	8.38	4/1/15	1,000,000	895,000
Abitibi-Consolidated,				
Notes	8.85	6/15/11	500,000 b	473,750
Boise Cascade,				
Gtd. Notes	7.13	10/15/14	850,000	854,250
Boise Cascade,				
Gtd. Notes	8.23	10/15/12	1,000,000 b	1,005,000
Catalyst Paper,				
Gtd. Notes	7.38	3/1/14	2,000,000	1,897,500
Verso Paper Holdings,				
Scd. Notes	9.11	8/1/14	750,000 a,b	776,250
Verso Paper Holdings,				
Sr. Sub. Notes	11.38	8/1/16	1,000,000 a	1,075,000
				7,463,000
Printing & Publishing--3.3%				
CBD Media Holdings/Finance,				
Sr. Sub. Notes	9.25	7/15/12	1,000,000	1,065,000
CBD Media/Finance,				
Gtd. Notes	8.63	6/1/11	1,000,000	1,032,500
Cenveo Corporation,				
Sr. Sub. Notes	7.88	12/1/13	1,500,000	1,496,250

Idearc,				
Sr. Notes	8.00	11/15/16	3,000,000 a	3,123,750
R.H. Donnelley,				
Sr. Notes, Ser. A-3	8.88	1/15/16	2,000,000	2,165,000
Valassis Communication,				
Sr. Notes	8.25	3/1/15	1,500,000 a	1,494,375
				10,376,875
Support Services--6.9%				
Aramark,				
Sr. Notes	8.50	2/1/15	3,000,000 a	3,168,750
Ashtead Capital,				
Notes	9.00	8/15/16	1,100,000 a	1,196,250
Ashtead Holdings,				
Scd. Notes	8.63	8/1/15	600,000 a	636,000
Avis Budget Car Rental/Finance,				
Gtd. Notes	7.86	5/15/14	1,250,000 a,b	1,300,000
Education Management/Finance,				
Gtd. Notes	10.25	6/1/16	1,000,000	1,095,000
Hertz,				
Gtd. Notes	8.88	1/1/14	2,500,000	2,703,125
Hertz,				
Gtd. Notes	10.50	1/1/16	1,000,000	1,133,750
Mac-Gray,				
Sr. Unscd. Notes	7.63	8/15/15	1,250,000	1,275,000
Mobile Services Group,				
Sr. Notes	9.75	8/1/14	1,000,000 a	1,095,000
Neff Rental/Finance,				
Scd. Notes	11.25	6/15/12	1,000,000	1,165,000
Neff,				
Sr. Notes	10.00	6/1/15	1,000,000 a	1,027,500
Rental Service,				
Bonds	9.50	12/1/14	2,200,000 a	2,376,000
West,				
Gtd. Notes	9.50	10/15/14	1,000,000	1,057,500
West,				
Gtd. Notes	11.00	10/15/16	1,000,000	1,087,500
Williams Scotsman,				
Gtd. Notes	8.50	10/1/15	1,000,000	1,067,500
				21,383,875
Technology--4.3%				
Celestica,				
Sr. Sub. Notes	7.63	7/1/13	1,000,000	962,500
Celestica,				
Sr. Sub. Notes	7.88	7/1/11	850,000	845,750
Freescale Semiconductor,				
Sr. Sub. Notes	10.13	12/15/16	2,500,000 a	2,515,625
NXP/Funding,				
Sr. Unscd. Notes	9.50	10/15/15	2,000,000 a	2,080,000
Sungard Data Systems,				
Gtd. Notes	9.13	8/15/13	1,500,000	1,601,250
Sungard Data Systems,				
Gtd. Notes	10.25	8/15/15	2,500,000	2,746,875

Syniverse Technologies,				
Gtd. Notes, Ser. B	7.75	8/15/13	2,000,000	1,950,000
Vishay Intertechnology,				
Sub. Notes	3.63	8/1/23	750,000	786,562
				13,488,562
Telecommunications--6.8%				
Centennial Communications,				
Sr. Unscd. Notes	8.13	2/1/14	1,000,000 b	1,047,500
Centennial Communications,				
Sr. Notes	11.10	1/1/13	2,000,000 b	2,112,500
Cincinnati Bell,				
Gtd. Notes	8.38	1/15/14	2,000,000	2,060,000
Citizens Communications,				
Sr. Unscd. Notes	7.88	1/15/27	2,000,000	2,065,000
Intelsat Bermuda,				
Gtd. Notes	8.87	1/15/15	1,250,000 b	1,284,375
Intelsat,				
Sr. Unscd. Notes	7.63	4/15/12	2,300,000	2,162,000
Level 3 Financing,				
Sr. Notes	8.75	2/15/17	2,000,000 a	2,062,500
Nordic Telephone Holdings,				
Scd. Bonds	8.88	5/1/16	3,500,000 a	3,810,625
Qwest Communications				
International, Gtd. Notes	8.86	2/15/09	1,250,000 b	1,271,875
Qwest,				
Sr. Notes	8.60	6/15/13	1,000,000 b	1,100,000
Time Warner Telecom Holdings,				
Gtd. Notes	9.25	2/15/14	2,000,000	2,157,500
				21,133,875
Textiles & Apparel--.9%				
Oxford Industries,				
Gtd. Notes	8.88	6/1/11	1,150,000	1,201,750
Perry Ellis International,				
Gtd. Notes, Ser. B	8.88	9/15/13	500,000	521,250
Warnaco,				
Sr. Unscd. Notes	8.88	6/15/13	1,000,000	1,066,250
				2,789,250
Transportation--.7%				
CHC Helicopter,				
Gtd. Notes	7.38	5/1/14	1,000,000	987,500
Gulfmark Offshore,				
Gtd. Notes	7.75	7/15/14	1,250,000 b	1,287,500
				2,275,000
Utilities--4.3%				
Dynegy Holdings,				
Sr. Unscd. Debs.	7.13	5/15/18	500,000	478,750
Dynegy Holdings,				
Sr. Unscd. Notes	8.38	5/1/16	3,000,000	3,131,250
Edison Mission Energy,				
Sr. Notes	7.63	5/15/27	5,000,000 a	5,087,500
Inergy/Finance,				
Sr. Unscd. Notes	6.88	12/15/14	1,500,000	1,492,500

Mirant Americas Generation,				
Sr. Unscd. Notes	8.30	5/1/11	1,000,000	1,070,000
NRG Energy,				
Gtd. Notes	7.38	2/1/16	1,050,000	1,092,000
Williams Cos.,				
Sr. Notes	7.63	7/15/19	1,000,000	1,102,500
				13,454,500
Total Bonds and Notes				
(cost $286,687,666)				**294,285,636**

Preferred Stocks--.0%	Shares	Value ($)
Broadcasting & Media		
Spanish Broadcasting System,		
Ser. B, Cum. $107.505		
(cost $721)	1	**705**

Other Investment--2.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $8,796,000)	8,796,000 [d]	**8,796,000**
Total Investments (cost $295,484,387)	**97.5%**	**303,082,341**
Cash and Receivables (Net)	**2.5%**	**7,705,248**
Net Assets	**100.0%**	**310,787,589**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $86,332,313 or 27.8% of net assets.

b Variable rate security--interest rate subject to periodic change.

c Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.